■ SIT INVESTMENT ASSOCIATES, INC. ■

INVESTMENT OUTLOOK & STRATEGY

JANUARY 11, 2011

EXECUTIVE SUMMARY

The U.S. equity market capped off another strong year, with solid returns in December. The Standard & Poor's 500 Index had a +6.7 percent total return last month, its best December performance in 19 years, and results in the fourth quarter and second half of 2010 were also robust. The second-half rally was fueled by better-than-expected earnings, generally favorable economic data, optimism over another round of quantitative easing by the Fed and passage of a $858 billion tax-cut extension late in the year. For all of 2010, the S&P 500 gained +15.1 percent. As in 2009, smaller capitalization stocks outperformed large cap issues, and growth outpaced value. 2010 was the first time since 2005 that stocks, bond, commodities and the dollar all rose for the year. The final estimate of third quarter real GDP was revised up only slightly to +2.6 percent from the previous estimate of +2.5 percent. We believe the economy accelerated in the fourth quarter, and, accordingly, have raised our growth forecasts for the next few quarters. As anticipated, on November 3rd, the Federal Reserve announced another round of quantitative easing (QE2), with which it will provide liquidity by buying $600 billion of longer-term Treasuries by June 2011. In taxable fixed income portfolios, we will remain positioned defensively against rising yields, until the Fed changes course. In tax-exempt portfolios, we are positioned with durations longer than their respective benchmarks, as the yield curve is very steep. The 112th Congress convened on January 5th, with the Republicans now in control of the House. The debt ceiling and the federal budgets for fiscal years 2011 and 2012 are likely to dominate the legislative calendar in early 2011. We are maintaining diversified, high-quality and growth-oriented portfolios across our major domestic equity portfolios. We continue to emphasize the traditional growth sectors of technology and health care, as well as more cyclical groups, including producer manufacturing, industrial services and energy.

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2010 REVIEW: ANOTHER STRONG YEAR FOR STOCKS

The U.S. equity market capped off a strong year with robust returns in December. The Standard & Poor's 500 Index was up +6.7 percent on a total return basis last month, its best December performance in 19 years. This resulted in a +10.8 percent gain for the fourth quarter that nearly matched the +11.3 percent return in the third quarter. The +23.3 percent advance in the second half topped the +22.6 percent rise in second half 2009 and was the best second-half return since 1982 (+31.7 percent).

The second-half rally was fueled by better-than-expected earnings (with those reported in the fourth quarter marking the sixth consecutive quarter of positive earnings surprises), generally favorable economic data, optimism over another round of quantitative easing by the Fed (QE2) and passage of a $858 billion tax-cut extension late in the year.

For all of 2010, the S&P 500 Index rose +15.1 percent, after a +26.5 percent surge in 2009, making it the biggest two-year advance (+45.5 percent) since the Internet boom of 1998-1999 (+55.6 percent). Also, the benchmark was up +85.9 percent on a price basis from its March 9, 2009 trough. This gain was despite a -11.9 percent price decline in second quarter 2010, when credit downgrades for Greece, Portugal and Spain spurred concern that global economic growth would slow. The spring equity market sell-off was exacerbated by the May 6 "flash crash" that spooked investors and led them to withdraw money from stocks. Exhibit A shows the volatile, but overall positive, course of the S&P 500 Index in 2010.

Other U.S. equity indices also had strong performances in 2010. The Dow Jones Industrial Average posted a +14.1 percent return for the year, with a good deal of its 2010 climb in December, when the index rose +5.3 percent. The NASDAQ Composite was up +16.9 percent for the year. Small and midcap stocks were particularly strong, with gains exceeding +25 percent. A summary of securities market returns and interest rate levels for various time horizons in 2010 is provided in Exhibit B.

TOTAL RETURNS TO 12/31/10

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
LARGE CAP				
S&P 500 Index	6.7%	10.8%	23.3%	15.1%
Dow Jones Ind'l Avg.	5.3	8.0	20.1	14.1
Russell 1000 Index	6.7	11.2	24.0	16.1
SMALL/MEDIUM CAP				
NASDAQ OTC Comp.*	6.2	12.0	25.8	16.9
S&P MidCap Index	6.6	13.5	28.4	26.6
Russell 2000 Index	7.9	16.3	29.4	26.9
FIXED INCOME				
Barclays Capital Agg. Index	-1.1	-1.3	1.1	6.5
Barclays Capital Muni Bond Index.	-1.9	-4.2	-0.9	2.4

*price only

As shown in the table, broad domestic equity indices rose between +14 percent and +27 percent in 2010. As in 2009, across all market capitalizations, growth issues outperformed their value counterparts during the year. Relatedly, stocks with traditional

growth characteristics performed relatively better in 2010. These traits included high earnings growth, high beta, and low dividend yield (see Exhibit C).

GROWTH AND VALUE STOCK
TOTAL RETURNS TO 12/31/10

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
LARGE CAP				
Russell 1000 Growth	5.5%	11.8%	26.4%	16.7%
Russell 1000 Value	7.9	10.5	21.7	15.5
MID CAP				
Russell Midcap Growth	6.2	14.0	30.7	26.4
Russell Midcap Value	7.5	12.2	25.9	24.8
SMALL CAP				
Russell 2000 Growth	7.6	17.1	32.1	29.1
Russell 2000 Value	8.3	15.4	26.6	24.5

Regarding Russell 3000 Index economic sector performance in 2010 (see Exhibit D), the number of sectors that outperformed expanded to eleven out of 18, and their collective weight increased to 50.2 percent (from 42.0 percent), compared to 2009. Generally, consumer discretionary (consumer durables, consumer services, retail trade), manufacturing/industrial (producer manufacturing, industrial services) and commodity-related sectors (e.g., non-energy minerals, energy minerals) did well last year. Conversely, the technology, health care and utilities sectors lagged.

<u>2010 was the first time since 2005 that stocks, bonds, commodities and the dollar all rose for the year</u>. U.S. bonds, particularly Treasuries, rose in price as the nearly 10 percent unemployment rate, record low inflation and Europe's deepening sovereign debt crisis created demand for safety. Taxable bonds generated a +6.5 percent overall return, while municipals were up +2.4 percent. Performance varied across taxable bond sectors, as U.S. Treasuries returned +5.9 percent, including +8.0 percent for the bellwether 10-year Treasury, corporates gained +9.0 percent, and commercial mortgage-backed securities rose +20.4 percent.

<u>Commodities were the best-performing asset class in 2010</u>, returning +17.4 percent, as measured by the Thomson Reuters/Jefferies CRB Index of 19 raw materials. Gains in the CRB were led by cotton, which surged +92 percent last year. Silver, the precious metal most used in industry, jumped +84 percent. Corn gained +52 percent and coffee climbed to a 13-year high, as inventories shrank and bad weather threatened crops in South America. Seventeen of the 19 commodities within the CRB rose last year, with only natural gas (-21 percent) and cocoa prices (-7.7 percent) falling.

<u>The dollar finished slightly higher December over December in 2010, but had an up-and-down year</u>. The greenback rallied the first five months of the year, as Europe's worsening debt crisis increased demand for U.S. assets. After peaking in June, the dollar weakened, as a slowing U.S. economic recovery refocused attention on the country's economic and fiscal problems, and away from Europe's economic and social woes. Expectations that the Fed was going to pursue another round of quantitative easing (QE2) exacerbated the dollar decline. However, the dollar resumed its ascent after the November 3rd announcement of QE2, under which the Fed would buy $600 billion of Treasuries through June 2011 to boost the U.S. economy. Optimism over the additional economic stimulus offset worries that the extra liquidity would weaken the dollar. Exhibit E shows dollar exchange rate

trends, as gauged by the Federal Reserve's U.S. trade-weighted major currencies dollar index.

Relative to specific currencies, the dollar did well last year against the euro and the pound sterling, but was down against most other currencies. The dollar had its biggest gain against the euro in five years, up +8 percent, and it was +5 percent higher against sterling. Conversely, the dollar weakened against twelve of its 16 major counterparts, because record-low interest rates in the U.S. sent investors searching elsewhere for higher-yielding assets. The yen was the best performer against the dollar in 2010, up +14 percent, followed closely by the Australian dollar (+13 percent).

With respect to global equity markets, in general, they experienced a similarly "up-and-down" year, but finished 2010 higher (see Exhibit F). As shown in Exhibit G, all regions had positive returns for the year, with Asia/Pacific performing the best and Western Europe the laggard by far. Four of the top five performing country markets were in the Asia/Pacific region (Thailand, Philippines, Indonesia and Malaysia), all natural resource-heavy developing countries. The U.S. ranked 14th out of the 33 world markets, a big improvement from the 27th position in 2009.

CURRENT CONDITIONS: ECONOMIC RECOVERY CONTINUES

Turning to the U.S. economy, the final estimate of third quarter 2010 real GDP growth was revised up slightly to +2.6 percent from the second ("preliminary") estimate of +2.5 percent. A larger upward revision to +2.8 percent was expected, with the miss largely driven by a large downward adjustment to consumer spending on services (i.e., to +1.6 percent from +2.5 percent in the second estimate). Weak utilities outlays, due to unseasonably mild weather, were partly to blame. Consequently, the growth in consumer spending was changed to +2.4 percent from +2.8 percent prior. Also, inventory gains were revised up, but less than expected. Revisions to other major GDP components were modest. Dollar changes in real GDP components over the past four quarters are displayed in the following table:

DOLLARS (BIL) OF REAL GDP CHANGE

	4Q09 Revised	1Q10 Revised	2Q10 Final	3Q09 Final
Personal Con. Expenditures	$21.3	$42.5	$50.3	$54.9
Nonresid. Fixed Invs.	-4.6	24.3	52.7	32.7
Residential Invs.	-0.7	-11.0	19.4	-26.8
Inventory Change	91.5	80.8	24.7	52.6
Net Exports	60.7	-8.3	-110.6	-56.0
Government	-9.0	-10.1	24.7	24.7
Residual	-1.0	1.6	-5.1	1.5
Total	$158.2	$119.8	$56.1	$83.6
% Change in Real GDP (ann.)	5.0%	3.7%	1.7%	2.6%
% Change in Real Final Sales (ann.)	2.1%	1.1%	0.9%	0.9%
% Change in GDP Deflator (ann.)	-0.3%	1.1%	2.0%	2.0%

The following table shows the percentage contributions to real GDP growth for each of the major GDP components for the same four quarters. In the most recent quarter, the dominant roles of consumer spending and inventory change and the favorable swing in net exports (i.e., less negative) can be seen. Year-over-

year changes in the major GDP components are shown in Exhibit H.

CONTRIBUTIONS TO PERCENT CHANGE IN U.S. REAL GDP

	4Q09 Rev.	1Q10 Rev.	2Q10 Final	3Q10 Final
Personal Cons. Exps.	0.69%	1.33%	1.54%	1.67%
Nonresid. Fixed Invs.	-0.10	0.71	1.51	0.93
Residential Invs.	-0.02	-0.32	0.55	-0.75
Inventory Change	2.83	2.64	0.82	1.61
Net Exports	1.90	-0.31	-3.50	-1.70
Government	-0.28	-0.32	0.80	0.79
Total GDP Growth	5.00%	3.70%	1.70%	2.60%

Source: Bureau of Economic Analysis, U.S. Dept. of Commerce

Turning to the largest component of U.S. GDP, November consumer spending grew +0.4 percent, slightly ahead of the +0.3 percent increase in personal income. Within personal income, wages and salaries were only up +0.1 percent, following a +0.6 percent gain in October. However, "other income" rose +0.6 percent, driven by a +0.9 percent increase in combined interest and dividend income. Year over year, both personal income and consumer spending were up +3.8 percent. Updated data for consumer income and spending are shown in the adjacent table:

CONSUMER INCOME AND SPENDING YEAR-OVER-YEAR PERCENT CHANGE

		Nominal			Real
		Personal Income	Disposable Personal Income	Consumption Expenditures	Consumption Expenditures
2008	Mar.	4.4%	4.8%	4.3%	0.9%
	June	5.6	7.8	4.7	0.5
	Sept.	3.7	4.4	2.7	-1.3
	Dec.	0.2	1.4	-1.8	-2.4
2009	Mar.	-2.4	0.6	-2.1	-2.1
	June	-2.7	-0.9	-2.7	-2.2
	Sept.	-2.4	0.6	-1.3	-0.7
	Dec.	0.4	3.2	3.2	0.8
2010	Jan.	1.3	2.6	2.6	0.1
	Feb.	2.2	3.2	3.0	0.7
	Mar.	2.8	3.5	4.0	1.5
	Apr.	3.0	3.1	3.9	1.6
	May	1.8	1.6	3.9	1.8
	June	2.9	2.7	3.3	1.9
	July	3.4	3.2	3.4	1.9
	Aug.	3.6	3.5	2.7	1.3
	Sept.	3.6	3.4	3.7	2.3
	Oct.	3.9	3.6	3.7	2.5
	Nov.	3.8	3.4	3.8	2.8

The average level of real PCE for October and November stood +3.7 percent above the 3Q10 average, suggesting consumer spending was a strong positive contributor to fourth quarter growth. Our sensitivity analysis leads us to conclude that real consumer spending for the fourth quarter of 2010 rose roughly +4 percent, compared to +2.4 percent in 3Q10. Specifically, as shown in the table below, if real PCE was unchanged in December, the result would be a +4.0 percent quarterly annualized increase for the fourth quarter. If December real PCE grew +0.2 percent, the quarterly result would be a +4.2 percent gain.

U.S. REAL PERSONAL CONSUMPTION EXPENDITURE PROJECTIONS

	Case 1 Index (+0.0%)	Annual. Qtrly Change	Case 2 Index (+0.2%)	Annual. Qtrly Change

June 2011 Proj.	9432.00	0.0%	9564.84	2.4%
May 2011 Proj.	9432.00		9545.75	
Apr. 2011 Proj.	9432.00		9526.70	
Mar. 2011 Proj.	9432.00	0.4%	9507.68	2.6%
Feb. 2011 Proj.	9432.00		9488.71	
Jan. 2011 Proj.	9432.00		9469.77	
Dec. 2010 Proj.	9432.00	4.0%	9450.86	4.2%
Nov. 2010	9432.00		9432.00	
Oct. 2010	9401.60		9401.60	
Sept. 2010	9355.40	2.4%	9355.40	2.4%
Aug. 2010	9333.90		9333.90	
July 2010	9302.60		9302.60	
June 2010	9289.30	2.2%	9289.30	2.2%
May 2010	9280.50		9280.50	
Apr. 2010	9257.20		9257.20	
Mar. 2010	9258.60	1.9%	9258.60	1.9%
Feb. 2010	9228.20		9228.20	
Jan. 2010	9189.30		9189.30	

One of the most significant factors impacting consumer spending is employment. Surprisingly strong recent employment data provide optimism for steady improvement in the labor market in 2011. According to the December ADP National Employment Report, private employers added 297,000 jobs last month, three times the consensus estimate of economists. The latest Challenger, Gray & Christmas report showed that companies cut the fewest jobs last year since 1997, and December 2010 planned layoffs were the lowest monthly total since June 2000. Weekly initial unemployment claims and continuing claims have continued to trend down. Amid these positive labor reports, the December Bureau of Labor Statistics employment report was mildly disheartening. Nonfarm payrolls increased only +103,000 last month, compared to a median forecast of 150,000. Although the unemployment rate dropped to 9.4 percent from 9.8 percent in November, it was largely because the labor force participation rate sank to a 26-year low (see Exhibit I). However, the upward revisions to October and November payrolls, totaling 70,000, were larger than expected and the improved jobless rate also reflected a sharp spike in employment measured by the Household Survey (+297,000). We continue to believe that recovery of the job market will be slow, but steady.

The manufacturing sector remains at the forefront of the expansion that began in July 2009, and service industries are also improving. The Institute of Supply Management's (ISM) Manufacturing Index increased to 57.0 in December from 56.6 in November (see Exhibit J). Both the new orders and production components reached 60 in December, each rising by roughly five to six points from their November levels. ISM said, "December's strong readings in new orders and production, combined with positive comments from the panel, should create momentum as we go into the first quarter of 2011." However, the prices paid index jumped to 72.5 from 69.5 in November, consistent with the recent rise in commodity prices. December marks the 17th consecutive month of expansion in manufacturing (coinciding with the end of the recession).

The ISM Non-Manufacturing Index, which covers about 90 percent of the U.S. economy, unexpectedly rose to 57.1 in December from 55 in November. This was the fastest pace since May 2006 and indicates that the recovery is broadening. The non-manufacturing business activity index increased to 63.5 from 57.0, and the new orders index increased to 63.0 from 57.7. The employment index declined to 50.5 from 52.7, still indicating growth in employment for the fourth consecutive month, but at a slower rate.

The housing sector has essentially bottomed, but remains a weak link. However, the latest home price data suggest that home prices have rolled over, and supply-demand imbalances are likely to push home prices modestly lower over the next 12 to 18 months. There continues to be supply-demand imbalance, as the unwise loans made during the housing boom and mortgage delinquencies tied to unemployment have boosted supply, while demand has stayed depressed. Also, a jobless rate near 10 percent means that foreclosures will remain elevated. With millions of severely delinquent loans and a large shadow inventory, the overhang of homes for sale is likely to remain high.

The October trade deficit for goods and services narrowed to $38.7 billion from a revised $44.6 billion in September, as exports surged +3.2 percent to $158.7 billion and imports fell -0.5 percent to $197.4 billion. Based on the improvement in the trade deficit, net exports should be a positive contributor to fourth quarter 2010 GDP. After subtracting -3.5 percentage points from 2Q10 GDP and -1.7 percentage points from 3Q10 GDP, it now looks as if net exports added 1 to 1.5 percentage points to fourth quarter 2010 GDP.

General price inflation is expected to remain very subdued and tepid over the next several months, with unemployment still high and significant economic slack. Nevertheless, price pressures loom down the road of recovery. The overall Consumer Price Index rose +0.1 percent in November, indicating that higher prices for commodities, such as fuel, aren't filtering through into other goods and services. Year-over-year, the CPI was up +1.1 percent, down slightly from October (+1.2 percent), and core CPI accelerated slightly to +0.8 percent from +0.6 percent. Recent trends in the CPI, including core CPI, are shown in the following table, and year-over-year changes in both the Producer Price Index and Consumer Price Index can be seen in Exhibit K.

U.S. CPI TRENDS – PERCENT CHANGE

CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
Period	3 Months Ann.	6 Months Ann.	Year-Over Year	Year-Over Year
March 2009	4.7%	-5.6%	-0.4%	1.8%
June 2009	5.6	5.2	-1.4	1.7
September 2009	0.5	3.1	-1.3	1.5
December 2009	0.0	0.2	2.7	1.8
January 2010	0.9	1.2	2.6	1.6
February 2010	0.8	0.8	2.1	1.3
March 2010	3.1	1.5	2.3	1.1
April 2010	2.4	1.7	2.2	0.9
May 2010	2.7	1.7	2.0	0.9
June 2010	0.6	1.9	1.1	0.9
July 2010	0.0	1.2	1.2	0.9
August 2010	0.2	1.4	1.1	0.9
September 2010	0.9	0.7	1.1	0.8
October 2010	1.3	0.6	1.2	0.6
November 2010	0.9	0.6	1.1	0.8

In assessing most recent trends, we have raised our economic growth forecast for the next few quarters, based on stronger consumer spending, an improved net export balance and expected stimulus from the $858 billion temporary tax-cut extension reached at year end. While the housing industry remains a weak link, consumer spending, which accounts for 70 percent of the economy, has been steadily gaining momentum. The economic recovery has so far been led by manufacturing, as exports climbed, accelerating business investment and inventory replenishment. We are now projecting +3.0 percent real GDP growth for fourth quarter 2010 through first half 2011, up from +2.0 percent previously forecast. For second half 2011, we continue to expect +2.5 percent growth. These projections yield overall real GDP growth of +2.8 percent

for both 2010 and 2011, compared to a -2.6 percent contraction in 2009 and no growth in 2008. We have also raised our inflation assumptions modestly to incorporate higher levels of commodity inflation. Details of our economic and financial market assumptions are shown in Exhibit L.

MONETARY POLICY AND FIXED INCOME STRATEGY: FED REAFFIRMS COMMITMENT TO QE2

On January 7th, Federal Reserve Chairman Ben S. Bernanke, in his first testimony to the new Congress, stated that he expected the recovery to be "moderately stronger" this year. But this faster U.S. growth still won't reduce unemployment quickly, implying that the Fed remains committed to completing its monetary stimulus plans. Bernanke defended this second round of quantitative easing (QE2), emphasizing that inflation was expected to be at "historically low levels for some time." He added that the Fed remained "unwaveringly committed to price stability" and to its long-term, implicit inflation target of "2 percent or a bit less." Bernanke remarked that consumer spending and business investment in new equipment and software are on the rise, but the housing and labor markets remain depressed. Also, in the wake of the disappointing December nonfarm payroll growth report, he said, "It could take four or five more years for the job market to normalize fully," noting that the sector had "improved only modestly at best."

The Federal Reserve said in its policy statement following the December 14th Federal Open Market Committee (FOMC) meeting that the rate of economic growth is "insufficient to bring down unemployment" and inflation has "continued to trend downward" (see Exhibit M). Therefore, the Fed reaffirmed its plan to purchase $600 billion of longer-term Treasuries by the end of June and repeated its pledge to keep the federal funds rate at a low level "for an extended period." The minutes of the meeting, released on January 5th, confirmed that, overall, the Fed is on hold and will continue its quantitative easing while it waits to see if incoming information warrants a change in policy stance.

Interest rates rose in the fourth quarter with yields rising the most for five to ten year maturity U.S. Treasury notes. Specifically, yields for intermediate U.S. Treasuries increased by about three quarters of one percent while 2-year maturity notes increased less than a quarter percent. As a result, the gap between 2-year and 10-year yields widened to 2.70 percent and has caused 30-year mortgage rates to increase over a half of a percent to around 5.0 percent. At year-end, the 2-year and 10-year U.S. Treasury yields were 0.59 percent and 3.29 percent respectively. Interestingly, even though interest rates were volatile at times during 2010, yields for most Treasuries ended the year about a half to three quarters of a percent lower than where they started.

The Barclays Aggregate Bond Index total return for the fourth quarter was -1.30 percent. U.S. Treasuries had the worst performance with a -1.80 percent return. Surprisingly, the relatively long duration corporate sector return was only half as bad, with a return of -0.92 percent. The relatively shorter-duration agency mortgage sector did better, but was still negative with a return of -0.56 percent. The best-performing sector was the commercial mortgage sector with its low, but positive, return of 0.13 percent. Stronger economic data during the quarter improved demand for corporate and commercial mortgage bonds, while rising inflation expectations hurt U.S. Treasury bonds the most.

The Barclays Aggregate Bond Index return for calendar 2010 was +6.54 percent, led by commercial mortgages, which earned a +20.40 percent return and corporate bonds with a +9.00 percent return. U.S. Treasuries underperformed slightly with a +5.87 percent return, while agency mortgages provided the lowest return with a still-respectable absolute return of +5.50 percent. The improving economy and declines in yields for the year helped the commercial mortgage sector and relatively longer-duration corporate sector.

On November 3, 2010, the Federal Reserve confirmed its decision to aggressively print money by "purchasing" U.S. Treasury securities, in a second round of quantitative easing dubbed "QE2." The Fed printed a total of $204 billion in roughly two months of the program through January 7th, setting a pace to easily meet its goal of $600 billion of new money over an eight month period. We expect the Fed to increase the money supply closer to a trillion dollars and grow its balance sheet to a total of $3 trillion. This will result in more than a 20 percent increase in the money supply in just a three year period. Fed Chairman Bernanke's goal of increasing the rate of inflation is causing investors to shift their inflation expectations higher. Depending on which time frame and which inflation expectation measure one looks at, it appears that most investors and economists have increased their inflation estimates by about one half of one percent. Ironically, this latest move by the Fed is labeled as aggressive economic stimulus, but the rise in interest rates due to increasing inflation expectations could actually hurt the economy by driving up mortgage rates and corporate financing costs.

TOTAL RETURNS TO 12/31/10

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
BARCLAYS CAP INDEX				
AGGREGATE	-1.1%	-1.3%	1.2%	6.5%
Treasury	-1.8	-2.6	0.0	5.9
Agency	-0.9	-1.1	0.8	4.6
Corporate	-0.9	-1.6	3.0	9.0
CMBS	0.1	0.9	7.4	20.4
Asset-Backed	-1.0	-1.5	1.0	5.9
Mortgage Pass-Through	-0.6	0.3	0.9	5.5
5-Year Treasury	-2.3	-2.7	0.5	7.0

Looking forward, we expect yields to continue to rise as the Fed continues to print money and seek higher inflation. As a result, we will remain positioned defensively against rising yields until the Fed changes course. Exhibit N outlines our forecasts for U.S. Treasury interest rates, based on this outlook.

Tax-exempt municipal yields rose sharply during November and December, reversing much of the calendar year's price gains and resulting in the worst performing quarter since 1994. The Bond Buyer 40-Bond Index yield rose 64 basis points during the quarter to 5.51 percent. This year-end yield level compared to a yield of 5.40 percent on December 31, 2009 and a 2010 low of 4.86 percent reached on October 12th. Despite the weakness of the fourth quarter, tax-exempt municipals posted a positive return for the year, with longer-intermediate maturities being the best performing part of the yield curve. In addition, lower-quality bonds outperformed for the year as credit spreads narrowed. Among revenue bond sectors, the higher quality housing sector performed best for the quarter and for the year. Despite substantial weakness during the quarter, hospital bonds also performed well for the year. Industrial revenue bonds underperformed for the quarter and the year, as Standard & Poor's revised its ratings methodology for tobacco settlement revenue bonds and downgraded most issues to below

investment grade. As tobacco settlement bonds will no longer comprise a major portion of this sector, the returns in the industrial revenue sector will likely be less volatile going forward.

The rise in tax-exempt yields is attributed to a culmination of multiple factors, first of which was the rise in Treasury yields. Other factors included a rush of issuance going into year end; a record level of mutual fund outflows (for a net of essentially zero inflows for the calendar year), particularly for long term funds; increased dealer caution at year end to preserve balance sheets; and, we believe to a lesser extent, headlines highlighting fiscal stresses at the state and local level. The rush of new issuance was mainly in the form of taxable Build America Bonds (BABs), as an extension in the program beyond its year-end expiration date has not yet been approved by Congress. Tax-exempt yields rose in response, reflecting anticipation of a significant increase in the amount of tax-exempt bonds issued in 2011 without the availability of BABs, which represented approximately 27 percent of the record $430.5 billion of municipals issued in 2010 and roughly two-thirds of long term borrowing. While municipal issuance volume is expected to be down -20 percent in 2011, what actually materializes in 2011 will depend on whether the BAB program is extended, talk of which is being revived by Representative John Mica (R-FL), the new Chairman of the House Transportation and Infrastructure Committee.

Credit quality will continue to preoccupy the market as the year progresses. Fiscal stimulus funds continue to be a large part of states' budgets in FY2011. Through September 30, 2010, states had received 44.5 percent of $250.3 billion in designated federal stimulus funds, with the balance due to be received by the end of fiscal year 2011. In addition, 78.4 percent of the $48.3 billion in Department of Education State Fiscal Stabilization Fund grants had been allocated. Beyond fiscal year 2011, states will have to figure out how to adjust, as all U.S. states, except Vermont, are required by law to balance their budgets. We are hopeful that political will from legislators will aid the process, particularly as, according to a study by Pew Center for the States published in October 2010, "Taxpayers would rather cut spending than borrow to balance budgets." With respect to the revenue side, state and local governments are starting to see higher-than-anticipated tax collections, although greater improvements in revenues from personal income tax collections may have to wait until stronger employment materializes, and revenue contributions from the corporate sector may be offset by loss carryforwards. In local budgets, property taxes could continue to see downward pressure as assessed values continue to be adjusted lower but, despite the recent increase in mortgage rates, we believe assessed values are more dependent on the economic cycle and are approaching bottom.

Recent comments in the press have focused on default risk of municipal issuers, particularly as they relate to pension liabilities and other post-employment benefits (OPEB), such as health care coverage. We believe these concerns are longer term and not an immediate cash flow issue and that they will most likely be addressed by a combination of benefits reform, higher taxes and a reduction of services, as well as stronger investment results. Municipal and rating agency analysts disagree with the comments made by those who are not experts in the sector. The general consensus among municipal market experts is that, while there is fiscal pressure and ratings downgrade risk, municipal default rhetoric is overblown. Unlike corporations, most municipalities provide priority to debt service payments

and have limited legal options to avoid debt payments. Most municipalities have taxing power, and revenue bond issuers have less market competition for project revenue streams. Chapter 9 bankruptcy allows fewer benefits than Chapter 11 and has high financial and operational costs. Municipal bankruptcies are extremely rare, as default precedent would damage future access to capital markets. Among revenue bonds, essential service revenue and related project revenue bonds have a lower proportion of employee costs and less exposure to pressure from pension and OPEB liabilities.

TOTAL RETURNS TO 12/31/10

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
BARCLAYS CAP. INDEX				
MUNICIPAL	-1.9%	-4.2%	-0.9%	2.4%
5-Year Municipal	-1.0	-1.6	0.9	3.4
Long (22+ years)	-3.5	-7.4	-3.2	1.1
Revenue	-2.1	-4.6	-1.1	2.6
Electric	-1.9	-4.1	-0.7	2.5
Hospital	-2.2	-4.9	-1.3	3.6
Housing	-1.6	-3.1	-0.3	4.0
IDR/PCR	-2.6	-5.5	-1.2	1.5
Transportation	-2.3	-4.9	-1.4	2.5
Education	-2.4	-4.9	-1.5	1.8
Water/Sewer	-1.9	-4.3	-1.1	2.3
Resource Recovery	-1.5	-3.0	0.3	2.5
Leasing	-2.0	-4.0	-0.6	3.1
Special Tax	-2.0	-4.6	-0.9	2.6
General Obligation	-1.8	-4.0	-0.7	2.7
Prerefunded	-0.6	-1.1	0.2	1.6
Insured	-2.3	-4.8	-1.4	1.7
Muni Aaa	-1.4	-2.8	-0.3	2.0
Muni Aa	-1.9	-4.0	-0.9	2.1
Muni A	-2.3	-5.0	-1.1	2.2
Muni Baa	-2.5	-5.4	-1.5	3.8

Nearer term, the bulge in supply at the end of 2010 is likely to be answered with a slowdown in issuance in early 2011, as thirty new governors take office and as states focus on budget planning. As January and February are seasonally heavy months for principal and coupon payments, demand from reinvestment should lend support to tax-exempt bond prices.

In addition, yields have reached levels that are now considered attractive for taxable "crossover" buyers. At year end, relative yield ratios of AAA-rated municipals to Treasuries were in excess of 100 percent for maturities 15 years and beyond, and ratios of A- rated municipals exceeded 130 percent for maturities five years and beyond. Looking forward, we expect the tax-exempt yield curve will remain very steep, as the Fed maintains short rates at very low levels. In addition, as bond insurance plays in only a small fraction of new issuance, credit spreads will likely stay wider than historical averages. Nonetheless, we believe credit spreads, particularly for shorter- and intermediate-maturity tax-exempts, have room to narrow further as investors seek yield. We are positioned with durations longer than their respective benchmarks, as the yield curve is very steep. Diversification remains a key tenet in our strategy to help manage credit risk.

FISCAL POLICY: THE 112TH CONGRESS CONVENES

The House and Senate returned on January 5th for the convening of the 112th Congress. A major agenda item in both bodies is the adoption of rules under which the House and Senate will operate for the next two years. A major rules change in the House would give the incoming chairman of the Budget Committee the authority to set spending levels for fiscal year 2011 without a vote in either the Budget Committee or the entire House of Representatives. Should the new GOP Budget Chairman, Rep. Paul Ryan (R-WI), follow the party's Pledge to America, discretionary spending caps would be set at 2008 levels, a baseline cut of around $100 billion by the end of September 2011. House action is not binding on the Senate, which would likely not go along with cuts of this magnitude.

One of the first House votes was on the enactment of series of rules changes that Republicans crafted to increase openness in Congress' proceedings. Despite that, the new majority intends to pass the health care repeal without committee hearings or permitting Democrats a chance to seek changes. Incoming House Majority Leader Eric Cantor (R-VA) said, "We just need to repeal it."

In the Senate, a possible rules change involves the filibuster. A group of Democrats, led by Sen. Tom Udall (D-NM), has called for changes that would make it harder for the minority party to delay legislation by filibuster. Normally, it takes 67 votes to change Senate rules. However, some argue that on the first day of a new Congress the constitutional right of the Senate to propound its own rules by a majority vote trumps the standing rules of the Senate under something called the "constitutional option." It is a key question now that the Democrats are seven senators short of the 60 required to break a filibuster. No resolution is expected for weeks.

The debt ceiling and the federal budgets for fiscal years 2011 and 2012 are likely to dominate the legislative calendar for much of early 2011. Republicans and Democrats disagree on the appropriate size of government, so those differences will quickly manifest themselves in budget battles. The Republicans include dozens of newcomers elected last fall with the support of Tea Party activists eager for a smaller, less-intrusive government. On January 6th, House Republicans told the President that his request to raise the debt limit further will require federal spending cuts to win their approval. At a news conference, House Speaker John Boehner said he was standing by a pre-election pledge to cut government spending by at least $100 billion this year.

On December 22, 2010, a short-term continuing resolution (CR) was passed that will fund the federal government through March 4, 2011 by raising the federal debt limit to $14.3 trillion. The government is expected to hit the legal limit early this year. Congress must agree to raise that ceiling or the U.S. could be forced to default on its debt obligations. The debt ceiling crisis will likely entail threats of a government default and a disruption to Treasury auctions, which could have a modest impact on currency and bond markets. Congress will probably enact a series of temporary extensions, which will leave the issue unresolved into the summer. The debt ceiling showdown is likely to reach a fever pitch around July/August.

None of the twelve appropriations bills to fund discretionary spending for fiscal year 2011 has been passed. In addition, on December 28, 2010, President Barack Obama said he will push back the release of his budget proposal for fiscal 2012 by about a week, a delay administration officials blame in part on the six-week hold-up in confirming new budget director Jacob Lew. The

delay is also the result of Congress working so late in 2010 on funding decisions for 2011. The President had planned to release the fiscal 2012 budget on February 7th, but now plans to submit his proposal early the following week.

The budget deficit for the fiscal year ended September 30, 2010 was $1.294 trillion, a $122 billion reduction from last year's record annual deficit of $1.416 trillion, but still the second-largest shortfall in history. With the expiration of major Wall Street and GSE bailout programs, expenditures dropped compared to fiscal 2009, while revenues were up, including a major increase in corporate tax receipts. The deficit fell as a share of U.S. GDP from 10.0 percent in fiscal 2009 to 8.9 percent in 2010 – the second-highest deficit as a share of GDP since 1945. Economists generally agree that annual deficits should not exceed 3 percent of GDP. On August 19, 2010, the Congressional Budget Office (CBO) revised its estimate of the fiscal year 2011 deficit from $996 billion to $1,066 billion, or about $70 billion higher. Later in January, CBO will issue new budget projections for fiscal year 2011. Clearly, the $858 billion tax-cut extension bill passed in December will change the budget outlook significantly.

Fiscal year-to-date, the budget deficit has declined to $290.8 billion, a small improvement from $296.7 billion through two months last year (see Exhibit O). Receipts have risen by $26.1 billion, or +9.7 percent, driven by a +24.4 percent increase in individual income tax receipts. Like last year, corporate income taxes are running negative for the fiscal year thus far, as refunds exceeded payments. Outlays were up $20.2 billion, or +3.6 percent, notably spending on national defense (+8.8 percent) and all entitlement and benefits categories (+3.9 percent).

EQUITY INVESTMENT STRATEGY: GOING FOR THREE UP YEARS IN A ROW

Last January, we stated that we were "pleasantly surprised" by the strong performance of equities in 2009, and felt that stocks might continue to do well in 2010, as the investment environment entering 2010 was much more attractive than it was a year earlier. We cited an improved economic backdrop, a favorable earnings outlook and reasonable stock market valuations. While we were sanguine regarding 2010, the +15.1 percent total return, as measured by the Standard & Poor's 500 Index, was better than the "modest" stock market return we projected for the year.

As we begin 2011, we remain generally optimistic regarding U.S. equity investing, although we feel that the stock market might be due for at least a pause. Investors Intelligence data shows advisory sentiment approaching the bullish extremes of October 2007. Stock market leadership is narrowing, internal momentum is waning, and every macro sector except Utilities is "overbought." Additionally, correlations between various asset classes are decreasing, implying that investors are becoming increasingly selective. All of this suggests short-term caution in the new year, but a generally positive stance for the year as a whole.

Following is the fundamental case for our bullish outlook: The U.S. economy is accelerating coming out of the third quarter, led by the consumer and industrial sectors, including exports. The labor market is slowly improving, and the housing sector has bottomed and is stabilizing.

The earnings outlook is favorable, as well. Company earnings have been better-than-expected for six straight quarters, through those reported in calendar fourth quarter 2010 (generally companies' third quarter earnings), as shown in Exhibit P. As a

result, earnings revision trends are decidedly positive, particularly for large cap stocks (see Exhibit Q). Earnings are expected to continue to grow at solid year-over-year rates in 2011. The producer manufacturing, industrial services, technology and commodity-related sectors are expected to post some of the best earnings gains for 2011 (see Exhibit R).

Corporate balance sheets are the strongest on record. Companies hold more than $1 trillion in cash, the most ever compared with the value of their assets. The liquidity is being used for share buybacks, dividend increases, and mergers and acquisitions. Also, the cash accumulating at companies has the potential to help the economy grow more vigorously and lower unemployment, particularly if it is invested in new plants, equipment and employees.

Most market strategists assert that a pickup in mergers and acquisitions is a reason for bullishness. According to Thomson Reuters, global M&A activity increased +23 percent in 2010 to $2.4 trillion, with U.S. merger volume rising +14 percent to $822 billion. In a recent survey by Thomson Reuters and Freeman Consulting Services, global mergers and acquisitions could jump by +36 percent in 2011 to the highest level since the credit crisis, driven by a pickup in real estate and financial services deals.

The optimism at the end of 2010 should continue into 2011. Investors believe that 2011 will be a better year for earnings, confidence, housing and jobs, thereby allowing the stock market to continue its ascent. However, bullishness among market strategists is not excessive. Bank of America Merrill Lynch's Sell Side Indicator jumped +2.2 percentage points to 57.2 percent in December, but remains in Neutral territory (i.e., below Sell threshold of 63.5 percent).

"Presidential Cycle" analysis also suggests a good year for stocks in 2011 (see Exhibit S). One way to explain the presidential cycle is to say that presidents make the tough decisions in the first two years of their terms, in order to set up a favorable election-year economy and thus increase the chances of being reelected. The data show that the third year of a presidential term is consistently good for stocks. Since 1945, the average return of the S&P 500 Index in those years has been about +17 percent, and there has not been a single instance of negative returns. Considering only the third year of the first term of a presidency, the average return is over +19 percent.

Regarding valuation, Exhibit T shows that the current low level of inflation correlates with a price-earnings ratio well above the present figure. In addition, the earnings yield-to-bond yield spread remains extremely wide (see Exhibit U).

From a technical perspective, the U.S. stock market is currently overbought, as seen in the market being at, or above, the top end of the historical ranges for 6-month price momentum across all indexes (see Exhibit V). Therefore, in the near term, we would not be surprised if the stock market encounters a normal period of "digestion," after its tremendous rally in the second half of 2010. We would use such a sell-off as an opportunity to increase portfolio positions in sectors and companies in which we have the most confidence.

Sit Investment Associates is maintaining diversified, high-quality and growth-oriented portfolios across its three market capitalization-size growth equity products. Our focus is on companies with sales growth, operating margin leverage, free cash flow, healthy balance sheets, proactive management teams and attractive valuations. All of these characteristics typically provide

solid and predictable earnings growth. We continue to emphasize the traditional growth sectors of technology and health care, as well as more cyclical groups like producer manufacturing and industrial services, and commodity-oriented sectors, such as energy minerals and non-energy minerals. The sector weightings of our domestic equity strategies are summarized in Exhibit W. The earnings growth and valuation metrics of these three portfolios are shown in Exhibit X.

Exhibit A

■ Sit Investment Associates ■

The Standard & Poor's 500 Index Rose +15 Percent in 2010
In an Up-and-Down Year



STANDARD & POOR'S 500
1,300
1,250
1,200
1,150
1,100
1,050
1,000
-5.2%
Jan. 1 - April 23
+15.2%
Feb. 8 - April 23
-16.0%
April 23 - July 2
+23.0%
July 2 - Dec. 31
MAY 6
Flash crash
NOV. 3
Federal Reserve announces quantative easing
J F M A M J J A S O N D
Source: Bloomberg

Source: The New York Times, January 1, 2011

Exhibit B

■ Sit Investment Associates ■

Securities Markets

Equities	12/31/10	11/30//10	9/30/10	6/30/10	12/31/09	One Month	Three Months	Six Months	12 Months
Dow Jones Industrials	11577.51	11006.02	10788.05	9774.02	10428.05	+5.2%	+7.3%	+18.5%	+11.0%
S&P 500	1257.64	1180.55	1141.20	1030.71	1115.10	+6.5	+10.2	+22.0	+12.8
NASDAQ OTC Composite	2652.87	2498.23	2368.62	2109.24	2269.15	+6.2	+12.0	+25.8	+16.9
Fixed Income									
U.S. Treasury									
2-Year Notes	0.59	0.45	0.42	0.60	1.14	+14 b.p.	+17 b.p.	-1 b.p.	-55 b.p.
5-Year Notes	2.01	1.47	1.26	1.77	2.68	+54	+75	+24	-67
10-Year Notes	3.29	2.80	2.51	2.93	3.84	+49	+78	+36	-55
30-Year Bonds	4.33	4.11	3.69	3.89	4.64	+22	+64	+44	-31
AA Industrial									
Intermediate Maturity	3.94	3.50	3.21	3.83	4.59	+44	+73	+11	-65
Long Maturity	5.18	5.02	4.69	5.09	5.59	+16	+49	+9	-41
Mortgages									
Current Coupon GNMA (4.00%)	3.98	3.68	3.37	3.72	4.52	+30	+61	+26	-54
Municipals									
Bond Buyer 40 -Bond Index	5.51	5.24	4.87	5.16	5.40	+27	+64	+35	+11
Short Term									
Fed Funds	0.18	0.20	0.19	0.15	0.10	-2	-1	+3	+8
Primary Discount Rate *	0.75	0.75	0.75	0.75	0.50	–	–	–	+25
Prime Rate	3.25	3.25	3.25	3.25	3.25	–	–	–	–
13-week Treas. Bills -Disc.	0.12	0.17	0.16	0.18	0.06	-5	-4	-6	+6

* Primary Credit Discount Rate; effective 1/9/03.

E-12/10 083110
PP-107T.DOC

Exhibit C

■ Sit Investment Associates ■

Market Performance – Total Return

	December 31, 2008 to December 31, 2009			December 31, 2009 to December 31, 2010			September 30, 2010 to December 31, 2010			November 30, 2010 to December 31, 2010		
	S&P500	Russell MidCap	Russell 2000	S&P500	Russell MidCap	Russell 2000	S&P500	Russell MidCap	Russell 2000	S&P500	Russell MidCap	Russell 2000
EARNINGS GROWTH SECTORS												
Quintile 1 (Highest)	52.8	54.6	32.7	20.5	28.9	33.8	13.5	14.9	17.3	5.7	5.7	7.4
Quintile 2	40.1	39.8	34.7	10.3	26.8	27.4	9.9	14.2	17.9	6.2	6.8	7.7
Quintile 3	27.3	38.8	31.5	17.4	20.6	29.0	10.9	11.6	15.3	6.5	6.2	7.3
Quintile 4	10.2	35.4	23.7	13.0	24.1	24.0	11.5	13.1	16.4	8.9	8.6	8.6
Quintile 5 (Lowest)	21.3	33.1	12.4	13.4	24.2	21.9	7.5	9.2	11.3	5.9	6.1	6.7
BETA SECTORS												
Quintile 1 (Highest)	51.7	77.0	68.8	26.9	36.8	39.3	17.9	21.1	24.9	11.2	10.5	11.4
Quintile 2	35.9	53.6	34.0	17.8	30.6	30.9	13.8	16.9	17.4	8.1	7.3	7.7
Quintile 3	37.2	43.4	30.6	16.4	21.6	22.5	11.5	10.3	14.0	5.6	6.5	7.5
Quintile 4	25.4	35.4	17.9	8.8	23.1	23.2	6.7	9.4	13.6	5.1	5.3	7.3
Quintile 5 (Lowest)	9.8	17.2	10.9	4.3	15.4	17.3	3.7	7.9	11.3	3.4	5.0	5.8
MARKET CAP												
Quintile 1 (Highest)	6.4	25.5	6.8	6.3	20.8	20.6	10.3	11.4	15.3	6.0	6.6	5.4
Quintile 2	30.1	31.0	18.3	12.6	24.8	23.6	8.9	13.1	13.0	8.0	6.1	7.0
Quintile 3	19.5	40.3	29.7	14.9	29.0	30.2	11.5	14.1	14.6	6.7	6.6	7.6
Quintile 4	34.0	36.7	37.0	16.7	23.9	30.3	10.7	12.4	19.2	5.4	6.9	9.9
Quintile 5 (Lowest)	46.2	70.9	45.4	25.5	28.8	29.8	12.4	14.4	19.1	7.4	8.4	9.8
P/E SECTORS												
Quintile 1 (Highest)	40.5	38.5	20.5	14.5	28.7	26.7	12.6	12.6	17.1	6.4	6.2	7.2
Quintile 2	7.7	27.6	10.4	15.8	25.7	26.3	9.3	15.6	16.4	4.7	6.9	7.2
Quintile 3	19.1	30.4	20.8	15.2	23.9	26.5	9.2	13.5	14.0	6.3	7.2	6.9
Quintile 4	30.6	39.5	34.0	12.4	28.9	33.1	10.5	12.5	17.2	6.6	6.3	7.2
Quintile 5 (Lowest)	36.0	68.1	57.0	16.7	20.1	22.9	12.0	11.0	16.7	9.4	8.0	11.0
No Earnings	12.2	23.5	1.4	0.2	62.4	12.1	--	59.5	13.5	--	37.2	9.1
DIVIDEND YIELD SECTORS												
Quintile 1 (Highest)	15.5	30.1	26.4	17.4	20.0	24.4	4.9	7.2	9.7	5.9	5.1	4.8
Quintile 2	20.2	35.1	6.6	14.4	19.9	22.7	10.8	8.7	10.5	6.0	5.1	6.2
Quintile 3	18.6	30.4	5.9	15.0	27.3	21.4	12.7	14.5	13.7	6.6	7.7	8.4
Quintile 4	24.9	30.7	10.5	16.4	31.9	23.7	15.3	15.0	16.0	6.9	7.7	6.8
Quintile 5 (Lowest)	28.9	32.2	11.7	9.2	28.9	29.5	13.7	17.5	17.2	9.8	9.3	10.5
UNIVERSE	26.6	40.5	27.1	15.0	25.5	26.8	10.8	13.1	16.2	6.7	6.9	7.9

*Dividend Yield Sector Returns exclude non-dividend payers

Source: FactSet Research Systems, December 31, 2010

G:\Support\Exhibits\E-12/10

Exhibit D

■ Sit Investment Associates ■

Changes in Group Leadership
Russell 3000

ECONOMIC SECTOR	Russell 3000 Weighting	Year 2008 Return		Year 2008 Rank	Year 2009 Return		Year 2009 Rank	Year 2010 Return		Year 2010 Rank	December 2010 Return		December 2010 Rank
NON-ENERGY MINERALS	**1.7**	**-52.6**		**17**	**49.0**	*	**4**	**26.2**	*	**5**	**13.7**	*	**1**
PRODUCER MANUFACTURING	**8.5**	**-44.8**		**14**	**25.0**		**11**	**29.6**	*	**4**	**8.7**	*	**5**
ELECTRONIC TECHNOLOGY	10.8	-44.6		13	65.9	*	1	15.8		13	4.9		13
CONSUMER DURABLES	**1.6**	**-49.7**		**15**	**50.0**	*	**3**	**30.2**	*	**2**	**8.2**	*	**7**
ENERGY MINERALS	8.8	-29.6	*	5	10.5		18	19.0	*	10	9.4	*	3
PROCESS INDUSTRIES	3.1	-41.7		11	46.4	*	5	23.2	*	7	7.7	*	8
HEALTH TECHNOLOGY	8.8	-18.5	*	2	17.1		14	4.2		18	5.3		11
CONSUMER NON-DURABLES	7.5	-18.2	*	1	20.7		13	17.8	*	11	3.8		14
INDUSTRIAL SERVICES	**2.9**	**-54.4**		**18**	**45.8**	*	**6**	**30.6**	*	**1**	**8.7**	*	**4**
COMMERCIAL SERVICES	1.6	-40.2		10	29.0	*	10	16.3		12	6.0		10
TECHNOLOGY SERVICES	6.5	-40.1		9	57.5	*	2	10.3		16	8.3	*	6
HEALTH SERVICES	2.4	-42.0		12	35.9	*	8	12.4		15	5.0		12
CONSUMER SERVICES	5.4	-37.6		8	37.7	*	7	23.9	*	6	3.5		16
RETAIL TRADE	5.7	-25.1	*	4	33.2	*	9	20.6	*	8	3.6		15
TRANSPORTATION	**2.0**	**-21.0**	*	**3**	**21.0**		**12**	**30.0**	*	**3**	**2.7**		**18**
UTILITIES	3.5	-30.5	*	6	13.8		17	8.0		17	3.2		17
FINANCE	16.2	-49.8		16	14.2		15	13.4		14	10.0	*	2
COMMUNICATIONS	3.0	-33.8	*	7	14.2		16	19.5	*	9	7.1	*	9
UNIVERSE (RUSSELL 3000)	100.0	-37.3			28.2			16.9			6.8		
Groups Outperforming (cap weighted) to Total Groups		7/18			10/18			11/18			9/18		

* Group Outperformed

Source: FactSet Research Systems

EXHIBIT E

■ SIT INVESTMENT ASSOCIATES ■

DOLLAR EXCHANGE RATE TRENDS VERSUS MAJOR CURRENCIES

	2007			2008			2009			2010		
	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized
January	82.45	-2.3%	1.0%	73.13	-11.3%	-11.5%	81.27	11.1%	29.4%	73.81	-9.2%	-7.3%
February	82.15	-3.5	2.2	72.65	-11.6	-12.7	83.40	14.8	25.2	75.49	-9.5	0.4
March	81.30	-4.4	-0.9	70.34	-13.4	-14.7	84.01	19.4	22.3	75.18	-10.5	3.0
April	79.94	-4.8	-6.0	70.42	-11.9	-9.8	82.47	17.1	4.5	75.35	-8.6	6.9
May	79.29	-1.8	-5.6	70.73	-10.8	-4.4	79.07	11.8	-9.6	78.44	-0.8	16.6
June	79.04	-3.2	-4.8	71.37	-9.7	-6.5	77.18	8.2	-9.2	79.00	2.4	15.7
July	77.60	-5.4	-11.8	70.84	-8.7	-6.3	76.62	8.2	-11.4	76.74	0.2	7.9
August	77.63	-4.5	-11.1	74.06	-4.6	3.9	75.35	1.7	-19.3	75.93	0.8	1.2
September	76.03	-7.0	-13.1	75.58	-0.6	14.9	74.07	-2.0	-23.6	74.99	1.2	-0.5
October	74.05	-10.2	-14.9	80.64	8.9	29.0	72.83	-9.7	-23.4	72.33	-0.7	-8.0
November	72.31	-11.4	-17.7	83.04	14.8	34.8	72.43	-12.8	-16.8	72.84	0.6	-14.3
December	73.78	-8.9	-13.3	80.90	9.7	26.7	73.27	-9.4	-10.2	73.81	0.7	-13.1
Average	77.87	-5.6		74.47	-4.4		77.66	4.3		75.32	-3.0	

NOTE: THE EXCHANGE RATE ABOVE IS AN INDEX OF THE TRADE-WEIGHTED AVERAGE OF THE FOREIGN EXCHANGE VALUES OF THE U.S. DOLLAR AGAINST THE CURRENCIES OF MAJOR U.S. TRADING PARTNERS THAT CIRCULATE WIDELY OUTSIDE THE COUNTRY OF ISSUE. THESE INCLUDE THE EURO AREA, CHINA, CANADA, JAPAN, THE U.K., SWITZERLAND, AUSTRALIA AND SWEDEN. THE INDEX VALUES IN THE TABLE REFLECT MONTHLY AVERAGES.

Country or Region Weights (5/17/10): Euro Area: 17.8% Canada: 14.7% Japan: 8.3% U.K.: 4.1% Switzerland: 1.5% Australia: 1.3% Sweden: 1.0%

Currency Appreciation (Y-T-D through 12/31/10): Euro Area: -7.4% Canada: 4.5% Japan: 14.0% U.K.: -4.8% Switzerland: 10.6% Australia: 13.2% Sweden: 5.9%

SOURCE: FEDERAL RESERVE BOARD

G:\Support\Exhibits\E-12/10

Exhibit F

■ Sit Investment Associates ■

Global Equities Experienced a "Roller Coaster" Year in 2010



Global equities in 2010
MSCI All Country World Index
340
330
320
310
300
290
280
270
260
250
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
12-Jan: China hikes bank reserve requirements
13-Jan: EURUSD peaks at 1.4579
18-Jan: Fed raises discount rate
27-Jan: Apple unveils the iPad
04-Feb: Greek CDS pricing hits 428bps, from 249bps in early Jan
22-Mar: US House of Representatives passes landmark healthcare bill
5-Apr: US 10yr yield peaks at 4.01%
14-Apr: Ash from Icelandic volcano cripples European air traffic
20-Apr: Deepwater Horizon drilling rig explodes in the Gulf of Mexico
06-May: US equity markets fall more than 6% in 15 minutes in "flash crash"
10-May: EU and IMF announce €750bn emergency loan facility, as Greece is pressed by credit markets
11-May: David Cameron replaces Gordon Brown as UK Prime Minister
20-May: US Senate passes Dodd-Frank financial regulatory reform bill
7-Jun: EURUSD troughs at 1.1877
19-Jun: China de-pegs the renminbi from the USD
24-Jun: Greek CDS pricing peaks at 1126bps
07-Jul: Agricultural Bank of China completes $22Bn IPO
11-Jul: 700mn viewers watch Spain defeat The Netherlands in the 2010 FIFA World Cup
25-Jul: WikiLeaks releases 19,000 classified US military documents related
27-Aug: From Jackson Hole, US Fed Chair Bernanke suggests further quantitative easing may be necess
24-Sep: Petrobras completes record $70bn equity
08-Oct: US 10yr yield troughs at 2.33%
04, 18-Oct: Brazil raises taxes on capital inflows and foreigners' fixed income earnings
19-Oct: China raises 1yr benchmark lending and deposit rates
02-Nov: Republican party gains control of House and wins several Senate seats in US midterm elections
03-Nov: US Fed officially announces QE2
17-Nov: General Motors completes record $23bn IPO
29, 30-Nov: Details of Irish gov't bailout emerge; Irish and Spanish CDS peak, at 605bps and 364bps respectively
06-Dec: Gold in USD terms peaks at $1,424/oz (all time high)
07-Dec: US President Obama announces deal to extend and expand Bush-era tax cuts

Source: UBS, January 3, 2011

Exhibit G

■ Sit Investment Associates ■

World Equity Market Rankings
The United States Ranked 14TH Out of 33 World Equity Markets
Year-to-Date Through December 31, 2010

PERFORMANCE IN U.S. DOLLARS				
	DJ Global, Indexes, US$	Change from 12/31/2009		12/31/2010 Country
Country	on 12/31/10	points	percent	Rank
Australia	436.88	47.17	12.10%	18
Austria	277.43	23.55	9.28%	21
Belgium	336.97	13.34	4.12%	26
Brazil	1891.59	102.11	5.71%	24
Canada	526.60	92.72	21.37%	12
Chile	771.18	255.61	49.58%	3
Denmark	556.03	120.97	27.80%	8
Finland	936.01	92.89	11.02%	20
France	268.95	-17.04	-5.96%	28
Germany	282.67	17.73	6.69%	23
Greece	83.32	-74.30	-47.14%	33
Hong Kong	479.57	58.80	13.98%	15
Indonesia	210.38	58.31	38.34%	4
Ireland	189.86	-27.06	-12.48%	29
Italy	135.14	-30.82	-18.57%	31
Japan	91.76	11.12	13.79%	16
Malaysia	253.99	67.06	35.88%	5
Mexico	626.79	130.90	26.40%	9
Netherlands	279.80	-1.87	-0.66%	27
New Zealand	181.88	7.94	4.56%	25
Norway	388.70	44.73	13.00%	17
Philippines	259.35	93.35	56.23%	2
Portugal	176.88	-33.69	-16.00%	30
Singapore	327.63	61.35	23.04%	11
South Africa	419.64	98.98	30.87%	7
South Korea	294.55	57.81	24.42%	10
Spain	282.21	-92.42	-24.67%	32
Sweden	544.64	133.98	32.62%	6
Switzerland	572.88	58.71	11.42%	19
Taiwan	189.42	30.74	19.37%	13
Thailand	152.14	54.98	56.58%	1
United Kingdom	211.68	13.54	6.83%	22
United States	316.56	39.98	14.46%	14 ←
COMPOSITE INDICES				
Latin America	882.96	100.09	12.79%	
Western Europe	270.25	6.01	2.27%	
Asia/Pacific	142.53	19.48	15.83%	
World (ex U.S.)	221.46	20.37	10.13%	

Source: FactSet Research Systems, December 31, 2010

Exhibit H

■ Sit Investment Associates ■

Year-Over-Year Changes in Real GDP Components[1]

	1Q08 Rev.	2Q08 Rev.	3Q08 Rev.	4Q08 Rev.	1Q09 Rev.	2Q09 Rev.	3Q09 Rev.	4Q09 Rev.	1Q10 Rev.	2Q10 Final	3Q10 Final
Personal Consumption Expend.	1.0%	0.6%	-0.7%	-1.9%	-1.8%	-2.2%	-0.9%	0.2%	0.8%	1.7%	1.8%
Non-Residential Fixed Invest.	7.0	3.8	-0.8	-8.3	-18.1	-19.3	-17.8	-12.7	-0.8	5.2	8.2
Residential Investment	-23.6	-24.0	-23.7	-24.6	-26.9	-28.1	-21.4	-13.4	-6.3	4.8	-5.6
Inventory Change (2)	--	--	--	--	--	--	--	++	++	++	++
Net Exports (3)	23.9	29.1	22.8	14.8	26.6	30.7	24.1	30.9	13.1	-31.2	-29.2
Exports	9.9	11.5	6.1	-2.9	-11.7	-14.7	-11.0	-0.1	11.4	14.1	12.7
Imports	-0.8	-1.2	-2.4	-6.0	-15.3	-18.3	-14.1	-7.2	6.2	17.4	16.1
Government Spending	2.6	2.6	3.0	3.1	1.7	2.4	1.5	0.8	1.1	0.6	1.2
Total Real GDP	1.9%	1.2%	-0.3%	-2.8%	-3.8%	-4.1%	-2.7%	0.2%	2.4%	3.0%	3.2% ←
Memo											
Total GDP Less Housing and Autos	3.5	2.9	1.3	-1.2	-2.5	-3.0	-2.2	0.5	2.7	2.9	3.7 ←
Pers. Cons. Exp. Plus Res. Invs.	-0.6	-0.9	-2.0	-3.1	-3.1	-3.5	-1.8	-0.4	0.5	1.9	1.6
After-tax Corporate Profits	-6.8	-12.6	-12.0	-50.9	-22.9	-13.4	-1.4	91.6	50.8	38.7	27.2

Notes:
(1) Figures use chain-weighted GDP methodology.
(2) Percentage changes are not always meaningful; + or – denotes direction of change
(3) A decrease in the trade deficit has a positive impact on economic growth.

Source: Bureau of Economic Analysis, U.S. Department of Commerce, December 22, 2010

EXHIBIT I

■ SIT INVESTMENT ASSOCIATES ■

UNEMPLOYMENT RATE DECLINED TO 9.4 PERCENT IN DECEMBER 2010
AS LABOR FORCE PARTICIPATION RATE FELL TO LOWEST LEVEL SINCE EARLY 1984

CIVILIAN LABOR FORCE PARTICIPATION RATE
(PERCENTAGE; AGE 16 YEARS AND OVER)


67.5
65
62.5
60
57.5
1948
1954
1960
1966
1972
1978
1984
1990
1996
2002
2008
Month

SOURCE: BUREAU OF LABOR STATISTICS, JANUARY 7, 2011

G:\Support\Exhibits\E-12/10

Exhibit J

■ Sit Investment Associates ■

ISM (Formerly NAPM) Manufacturing Series Continues to Rebound



ISM Index
Prices Paid
Expansion
Contraction
72.5
57.0
Index Level
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
Dec-85
Jun-86
Dec-86
Jun-87
Dec-87
Jun-88
Dec-88
Jun-89
Dec-89
Jun-90
Dec-90
Jun-91
Dec-91
Jun-92
Dec-92
Jun-93
Dec-93
Jun-94
Dec-94
Jun-95
Dec-95
Jun-96
Dec-96
Jun-97
Dec-97
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Jun-09
Dec-09
Jun-10
Dec-10
Monthly Data through January 3, 2010

Source: Data Resources, Inc., January 3, 2011

Exhibit K

■ Sit Investment Associates ■

Broad-Based Inflation Measures Remain Controlled



Consumer Price Inflation
Year-over-year change in prices paid by consumers
All Items
Core Rate
All +1.1%
Core +0.8%
15
13
11
9
7
5
3
1
-1
-3
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10



Producer Price Inflation
Year-over-year change in prices paid for finished goods by manufacturers
All Items
Core Rate
All: +3.5%
Core: +1.2%
22
20
18
16
14
12
10
8
6
4
2
0
-2
-4
-6
-8
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10

Source: Bureau of Labor Statistics and Bloomberg, December 15, 2010

Exhibit L

■ Sit Investment Associates ■

Economic Assumptions

	2009				2010				2011E			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Quarterly Data (% Change)												
Real GDP (New) (Qtr. to Qtr. Ann.)	-4.9	-0.7	1.6	5.0	3.7	1.7	2.6	3.0	3.0	3.0	2.5	2.5
S&P 500 Reported Profits (Year-over-Year)	-51.6	5.1	51.7	165.3	132.4	45.7	32.2E	17.9E	27.3	11.9	15.1	12.4
Consumer Price Index (Year-over-Year)	0.0	-1.1	-1.6	1.5	2.4	1.8	1.2	1.3	1.6	1.8	2.3	2.6
Levels (Quarterly Average)												
Unemployment Rate	8.2	9.3	9.6	10.0	9.7	9.7	9.6	9.7	9.9	10.0	9.7	9.4
Prime Rate	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3
13-week Treasury Bills -Disc.	0.2	0.2	0.2	0.1	0.1	0.1	0.2	0.1	0.4	0.7	1.0	1.3
10-year Treasury Bonds -Yield	2.7	3.3	3.5	3.5	3.7	3.5	2.8	2.9	3.4	3.6	3.9	4.1

Source: Sit Investment Associates, Inc., January 7, 2011

EXHIBIT M

■ SIT INVESTMENT ASSOCIATES ■

DECEMBER 14, 2010 FOMC STATEMENT

FEDERAL RESERVE press release

Release Date: December 14, 2010

For immediate release

Information received since the Federal Open Market Committee met in November confirms that the economic recovery is continuing, though at a rate that has been insufficient to bring down unemployment. Household spending is increasing at a moderate pace, but remains constrained by high unemployment, modest income growth, lower housing wealth, and tight credit. Business spending on equipment and software is rising, though less rapidly than earlier in the year, while investment in nonresidential structures continues to be weak. Employers remain reluctant to add to payrolls. The housing sector continues to be depressed. Longer-term inflation expectations have remained stable, but measures of underlying inflation have continued to trend downward.

Consistent with its statutory mandate, the Committee seeks to foster maximum employment and price stability. Currently, the unemployment rate is elevated, and measures of underlying inflation are somewhat low, relative to levels that the Committee judges to be consistent, over the longer run, with its dual mandate. Although the Committee anticipates a gradual return to higher levels of resource utilization in a context of price stability, progress toward its objectives has been disappointingly slow.

To promote a stronger pace of economic recovery and to help ensure that inflation, over time, is at levels consistent with its mandate, the Committee decided today to continue expanding its holdings of securities as announced in November. The Committee will maintain its existing policy of reinvesting principal payments from its securities holdings. In addition, the Committee intends to purchase $600 billion of longer-term Treasury securities by the end of the second quarter of 2011, a pace of about $75 billion per month. The Committee will regularly review the pace of its securities purchases and the overall size of the asset-purchase program in light of incoming information and will adjust the program as needed to best foster maximum employment and price stability.

The Committee will maintain the target range for the federal funds rate at 0 to 1/4 percent and continues to anticipate that economic conditions, including low rates of resource utilization, subdued inflation trends, and stable inflation expectations, are likely to warrant exceptionally low levels for the federal funds rate for an extended period.

The Committee will continue to monitor the economic outlook and financial developments and will employ its policy tools as necessary to support the economic recovery and to help ensure that inflation, over time, is at levels consistent with its mandate.

Voting for the FOMC monetary policy action were: Ben S. Bernanke, Chairman; William C. Dudley, Vice Chairman; James Bullard; Elizabeth A. Duke; Sandra Pianalto; Sarah Bloom Raskin; Eric S. Rosengren; Daniel K. Tarullo; Kevin M. Warsh; and Janet L. Yellen.

Voting against the policy was Thomas M. Hoenig. In light of the improving economy, Mr. Hoenig was concerned that a continued high level of monetary accommodation would increase the risks of future economic and financial imbalances and, over time, would cause an increase in long-term inflation expectations that could destabilize the economy.

SOURCE: FEDERAL RESERVE BOARD, DECEMBER 14, 2010

Exhibit N

■ Sit Investment Associates ■

Expected Range Of Future Fixed Income Returns

From December 31 , 2010

Risk Level/ Representative Issue	Interest Rate Forecast	Time Horizon: 6 Months Terminal Yield	6 Months Total Return	1 Year Terminal Yield	1 Year Total Return	3 Yrs (Ann.Return) Terminal Yield	3 Yrs (Ann.Return) Total Return
Low Risk							
2yr. Constant Mat. Tsy.	Pessimistic	3.00%	-4.3%	3.75%	-5.4%	5.00%	-2.2%
Present YTM 0.59%	Most Likely	1.25	-1.0	2.50	-3.1	4.50	-1.9
	Optimistic	0.50	0.5	2.25	-2.6	3.00	-1.0
Intermediate Risk							
5yr. Constant Mat. Tsy.	Pessimistic	3.75	-6.9	4.50	-9.0	5.50	-3.1
Present YTM 2.01%	Most Likely	2.25	-0.1	3.25	-3.7	4.75	-2.0
	Optimistic	1.50	3.5	2.75	-1.4	3.50	-0.2
Medium Risk							
10yr. Constant Mat Tsy .	Pessimistic	4.50	-8.0	5.00	-10.0	6.00	-3.4
Present YTM 3.29%	Most Likely	3.50	-0.1	4.25	-4.4	5.25	-1.6
	Optimistic	2.25	10.9	3.75	-0.5	4.00	1.5
High Risk							
30yr. Constant Mat Tsy.	Pessimistic	5.25	-11.7	5.75	-15.8	6.50	-5.2
Present YTM 4.33%	Most Likely	4.50	-0.6	5.00	-6.0	5.50	-1.1
	Optimistic	3.50	17.5	4.50	1.6	4.50	3.5

Source: Sit Investment Associates, Inc.

Exhibit O

■ Sit Investment Associates ■

2011 Federal Budget Deficit Trends Compared to 2010

	Receipts			Outlays			Surplus/Deficit		
	FY2010	FY2011	Difference	FY2010	FY2011	Difference	FY2010	FY2011	Difference
October	$135.3	$146.0	$10.7	$311.7	$286.4	($25.3)	($176.4)	($140.4)	$35.9
November	$133.6	$149.0	$15.4	$253.9	$299.4	$45.5	($120.3)	($150.4)	($30.1)
December	$218.9			$310.3					
January	$205.2			$247.9					
February	$107.5			$328.4					
March	$153.4			$218.7					
April	$245.3			$328.0					
May	$146.8			$282.7					
June	$251.0			$319.5					
July	$155.5			$320.6					
August	$164.0			$254.5					
September	$245.2			$279.7					
FY To Date (2 Months.)	$268.9	$294.9	$26.1	$565.5	$585.7	$20.2	($296.7)	($290.8)	$5.8

Source: Treasury Bulletin and ISI Group, December 13, 2010

Exhibit P

■ Sit Investment Associates ■

Earnings Trends

Third Quarter 2010

Data Through 12/31/10; Approximately 100% of S&P 500 Companies Had Reported



Earnings Surprises by Portfolio/Benchmark Weight
Negative
In-Line
Positive
Yet to Report
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
56%
38%
7%
50%
39%
10%
57%
36%
7%
56%
37%
7%
58%
36%
5%
54%
33%
12%
65%
24%
10%
51%
27%
14%
SIA Large
S&P 500
SIA Large Growth
R1000G
SIA Mid
RMidG
SIA Small
R2000G

* Earnings surprises defined as earnings reports more than one standard deviation from consensus mean estimate two months prior to company report date (to reflect pre-announcements)

Source: FactSet Research Systems, January 3, 2011

Exhibit Q

■ Sit Investment Associates ■

Earnings Revision Trends
SIA Large Cap Portfolio vs. S&P 500

(12/ 98 thru 12/ 10)



SIA LargeCap Portfolio
Ratio Of Upward to Downward Earnings Revisions
3-Month Moving Average



S&P500
Ratio Of Upward to Downward Earnings Revisions
3-Month Moving Average

Source: FactSet Research Systems

G:\Support\Exhibits\E-12/10

Exhibit R

■ Sit Investment Associates ■

Growth Rates by Economic Sector
Russell 3000

December 31, 2010

ECONOMIC SECTOR	RUSSELL 3000 Weighting	09-10 % EPS GAIN	10-11 % EPS GAIN	% FactSet LTGR
Non-Energy Minerals	1.7	+27	+38	11.0
Producer Manufacturing	8.5	+15	+22	14.4
Electronic Technology	10.8	+45	+16	16.0
Consumer Durables	1.6	+19	+16	12.5
Energy Minerals	8.8	+19	+22	12.4
Process Industries	3.1	+23	+16	11.0
Health Technology	8.8	+10	+11	15.1
Consumer Non-Durables	7.5	+14	+12	11.6
Industrial Services	2.9	+1	+19	13.4
Commercial Services	1.6	+8	+21	15.0
Technology Services	6.5	+13	+16	15.0
Health Services	2.4	+13	+12	14.5
Consumer Services	5.4	+18	+16	13.7
Retail Trade	5.7	+26	+15	14.5
Transportation	2.0	+24	+25	12.1
Utilities	3.5	+7	+5	5.6
Finance	16.2	+2	+13	8.3
Communications	3.0	-7	+8	12.6
UNIVERSE(RUSS 3000)	100.0	+13	+15	12.5

Source: FactSet Research Systems and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-12/10

Exhibit S

■ Sit Investment Associates ■

<u>Presidential Cycle Suggests a Good Year for Stocks in 2011</u>



Y/Y% Change in S&P in a Presidential Term
Since 1945
All Presidents
Democrats
Republicans
20%
15%
10%
5%
0%
-5%
6.3%
15.4%
-1.8%
5.3%
3.0%
7.4%
17.1%
17.3%
17.0%
5.7%
9.7%
2.6%
8.6%
11.3%
6.3%
Year 1
Year 2
Year 3
Year 4
Avg

Source: International Strategy & Investment, December 30, 2010

G:\Support\Exhibits\E-12/10

Exhibit T

■ Sit Investment Associates ■

Inflation and S&P 500 Multiples



Data through December 31, 2010
P/E Ratio
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
15%
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
P/E
Standard Deviation
Average P/E
Current Valuation
Consumer Price Index
Standard Deviation
63 64 65 66 67 68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10
Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. The current valuation based on 2011 est. operating EPS of $94.44.

Source: Standard & Poor's, Bureau of Labor Statistics, Sanford Bernstein, and Sit Investment

G:\Support\Exhibits\E-12/10

Exhibit U

■ Sit Investment Associates ■

S&P 500 Index Earnings Yield vs. 10-Year Treasury Note Yield


Data through December 31, 2010
16%
14%
12%
10%
8%
6%
4%
2%
S&P 500 Index - Earnings Yield
10 Yr. Treasury Yield
S&P Earnings Yield →
← 10 Year Treas. Yield
62 63 64 65 66 67 68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10
Note: Operating EPS used to calculate P/E after 12/84

Source: Standard & Poor's, Sanford Bernstein and Sit Investment

G:\Support\Exhibits\E-12/10

Exhibit V

■ Sit Investment Associates ■

Large, Medium and Small Cap 6-Month Price Momentum

Data through December 31, 2010


S&P 500 6-Month Price Mome
October: -0.3% November: 8.4% December: 22.0%
% Change
40 30 20 10 0 -10 -20 -30 -40 -50
83 85 87 89 91 93 95 97 99 01 03 05 07 09


Russell Midcap 6-Month Price Mom
% Change
50 40 30 20 10 0 -10 -20 -30 -40 -50
82 84 86 88 90 92 94 96 98 00 02 04 06 08 10


Russell 2000 6-Month Price Mom
% Change
50 40 30 20 10 0 -10 -20 -30 -40 -50
83 85 87 89 91 93 95 97 99 01 03 05 07 09


NASDAQ OTC 6-Month Price Mome
% Change
80 60 40 20 0 -20 -40 -60
85 87 89 91 93 95 97 99 01 03 05 07 09

Source: FactSet Resarch Systems and Sit Investment Associates, Inc.

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Exhibit W

■ Sit Investment Associates ■

SIA Domestic Growth Equity Weighting Strategies vs. Benchmarks
Data as of December 31, 2010

	Large Cap Growth Strategy			Mid Cap Growth Strategy			Small Cap Growth Strategy		
ECONOMIC SECTOR	% FactSet LTGR	S&P500 Weight	SIA Weight +/-	% FactSet LTGR	S&P Midcap Weight	SIA Weight +/-	% FactSet LTGR	Russell 2000 Weight	SIA Weight +/-
Non-Energy Minerals	6.2	1.5	0	11.0	1.9	0	13.0	2.8	0
Producer Manufacturing	10.4	8.2	+	14.5	11.6	0	15.0	8.8	+
Electronic Technology	13.5	11.2	++	15.0	8.4	++	17.5	9.9	++
Consumer Durables	10.5	1.4	0	10.5	3.2	+	13.0	2.6	+
Energy Minerals	12.0	9.6	0	10.3	4.3	0	15.0	3.4	0
Process Industries	8.8	2.7	0	10.0	5.0	+	14.2	4.0	-
Health Technology	10.8	8.8	0	12.0	6.5	+	17.5	8.3	++
Consumer Non-Durables	9.7	8.8	0	12.8	4.2	+	15.0	4.3	0
Industrial Services	13.7	2.6	+	15.0	4.1	0	13.4	3.2	++
Commercial Services	10.8	1.0	-	14.0	4.0	--	15.0	4.6	--
Technology Services	12.4	6.5	++	14.6	6.4	++	16.3	7.2	++
Health Services	12.0	2.2	0	13.5	4.0	0	15.3	3.6	0
Consumer Services	12.4	5.3	-	14.3	3.7	-	14.9	5.2	--
Retail Trade	13.8	6.0	+	13.4	5.7	0	15.0	5.1	+
Transportation	14.0	2.0	0	13.0	2.0	0	10.2	2.5	-
Utilities	5.3	3.4	-	6.0	5.3	--	5.0	3.2	-
Finance	8.3	15.6	--	7.8	18.7	--	8.2	20.1	--
Communications	4.3	3.2	0	11.0	0.8	0	15.0	1.1	0
BENCHMARK AVG/TOTAL	10.5	100.0		12.0	100.0		14.0	100.0	

Source: FactSet Resarch Systems

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Exhibit X

■ Sit Investment Associates ■

Equity Characteristics

December 31, 2010

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500 [3]	S&P 500 [4]
Earnings Outlook - Strong Growth [1]							
2010 Projected Gain	+24.5%	+26.6%	+22.0%	+19.2%	+38.1%	43.7%	46.7%
2011 Projected Gain	+22.9%	+24.9%	+27.8%	+17.7%	+18.5%	16.5%	13.3%
5-Year Projected Growth	+13.5%	+13.8%	+15.4%	+10.4%	+13.3%	8.0%	8.0%
Dividend Yield							
Equities Only	+1.5%	+0.7%	+0.4%	+2.5%	+1.4%	1.9%	1.9%
Total Fund	+1.4%	+0.7%	+0.4%	+2.4%	+1.4%	1.9%	1.9%
Implied Return							
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+14.9%	+14.5%	+15.9%	+12.9%	+14.7%	9.9%	9.9%
Wtd Avg Price/Earnings Ratio [2]							
2010 Calendar P/E	21.9x	26.7x	33.3x	16.2x	20.3x	17.2x	15.1x
2011 Calendar P/E	16.0x	19.4x	22.0x	13.4x	16.9x	14.7x	13.3x
Median Price/Earnings Ratio [2]							
2010 Calendar P/E	16.9x	20.5x	22.5x	15.7x	18.7x	N/A	16.1x
2011 Calendar P/E	14.7x	15.5x	18.4x	13.9x	15.7x	N/A	14.4x
Average P/E-to-5-Year Earnings Growth Ratio							
2010 Calendar PEG	1.6x	1.9x	2.2x	1.6x	1.4x	2.1x	1.9x
2011 Calendar PEG	1.2x	1.4x	1.4x	1.3x	1.1x	1.8x	1.7x
Wtd Avg Mkt Cap ($ Million)	$72,937	$12,658	$3,842	$67,424	$85,169	$88,846	$88,846

Footnotes:

(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - bottom up basis
Median P/E is calculated using bottom up earnings estimates from First Call

Source: FactSet Research Systems, Russell Investments and Sit Investment Associates, Inc.

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